Exhibit 99.1

Castor Maritime Inc. Announces Results of its 2025 Annual General Meeting of Shareholders

Limassol, Cyprus, September 15, 2025 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping and energy company, announced today that the Company’s 2025 Annual General Meeting of Shareholders (the "Meeting") was duly held on September 12, 2025, at 6:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

At the Meeting, the following proposals were approved and adopted:

1.	The re-election of Mr. Dionysios Makris to serve as the Company’s Class B Director until the 2028 Annual General Meeting of Shareholders; and
2.	The appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2025.

About Castor Maritime Inc.

Castor Maritime Inc. is a diversified global shipping and energy company, with activities directly and indirectly in asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects.

Castor’s fleet comprises 9 vessels, with an aggregate capacity of 0.6 million dwt. Castor is also the majority shareholder of the Frankfurt-listed asset manager MPC Münchmeyer Petersen Capital AG.

For more information please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com